CLEARY GOTTLIEB STEEN & HAMILTON LLP

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05009146

SUPPL

June 16, 2005



Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith two statements by the Company titled "Disclosure of information that may materially affect the value of securities of the joint-stock company" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

[TRANSLATION FROM RUSSIAN]


SEC MAIL PROCESSING
RECEIVED
JUN 1 1 2005
WASH, D.C. 192 SECTION

Federal Service
for Financial Markets

9 Leninsky Prospect,
GSP-1, Moscow, V-49, 117939

Report on Information
That May Materially Affect the Value of Securities of the Joint-Stock Company

1. General Information	
1.1. Full corporate name of issuer	Open Joint-Stock Company for Energy and Electrification Mosenergo
1.2. Abbreviated corporate name of issuer	OAO Mosenergo
1.3. Place of location of issuer	8 Raushskaya Naberezhnaya, Moscow, 115035, Russian Federation
1.4. Principal state registration number of issuer	1027700302420
1.5. Taxpayer identification number of issuer	7705035012
1.6. Unique code of issuer assigned by the registration authority	00085-A
1.7. Address of Internet site used by the issuer to disclose information	www.mosenergo.ru
1.8. Name of the printed periodical(s) used by the issuer for the publication of information	Social and political newspaper "Izvestiya", magazine "Supplement to the Bulletin of the FSFM of Russia"

2. Content of Report

Information on decisions passed by the Board of Directors of the joint-stock company

Date when the meeting of the issuer's board of directors (supervisory board) was held:
June 10, 2005
Date of drawing up and number of minutes of the meeting of the board of directors of the issuer:
June 10, 2005, Minutes No. 28
Content of decision passed by the board of directors (supervisory board) of the issuer with respect to one or several of the following matters:
- regarding the election of the General Director of the Company;
the Board of Directors passed the following DECISION:
To terminate the powers of the Acting General Director of the Company Vladimir Sergeevich Chistyakov on June 10, 2005 and elect Anatoliy Yakovlevich Kopsov as General Director of OAO Mosenergo with effect from June 11, 2005.

First name, patronymic, second name: Anatoliy Yakovlevich Kopsov;
Amount of participation by this person in the charter capital of the joint-stock company, as well as amount of ordinary shares of the joint-stock company owned by this person: 434,000;
Amount of participation by this person in the charter capitals of subsidiary and dependent companies of the joint-stock company, as well as amount of ordinary shares of subsidiary and/or dependent companies of the joint-stock company owned by this person: no holding;
Amount of ordinary shares of the joint-stock company and/or its subsidiary and dependent companies that could be acquired by this person as a result of exercising the rights under the options granted to this person by the issuer and/or its subsidiary and dependent companies: no such holding;

First name, patronymic, second name: Vladimir Sergeevich Chistyakov;
Amount of participation by this person in the charter capital of the joint-stock company, as well as amount of the joint-stock company's ordinary shares owned by this person: no holding;
Amount of participation by this person in the charter capitals of subsidiary and dependent companies of the joint-stock company, as well as amount of ordinary shares of subsidiary and/or dependent companies of the joint-stock company owned by this person: no holding;
Amount of ordinary shares of the joint-stock company and/or its subsidiary and dependent companies that could be acquired by this person as a result of exercising the rights under the options granted to this person by the issuer and/or its subsidiary and dependent companies: no such holding;

3. Signature		
3.1. First Deputy General Director – Managing Director for Corporate Policy and Property Management	______________ (signature)	D.V. Vasilyev
3.2. Date June 10, 2005	L.S.	

[TRANSLATION FROM RUSSIAN]


SEC MAIL
RECEIVED
PROCESSING
2005
WASH., D.C.
192
SECTION

Federal Service
for Financial Markets

9 Leninsky Prospect,
GSP-1, Moscow, V-49, 117939

Report on Information
That May Materially Affect the Value of Securities of the Joint-Stock Company

1. General Information	
1.1. Full corporate name of issuer	Open Joint-Stock Company for Energy and Electrification Mosenergo
1.2. Abbreviated corporate name of issuer	OAO Mosenergo
1.3. Place of location of issuer	8 Raushskaya Naberezhnaya, Moscow, 115035, Russian Federation
1.4. Principal state registration number of issuer	1027700302420
1.5. Taxpayer identification number of issuer	7705035012
1.6. Unique code of issuer assigned by the registration authority	00085-A
1.7. Address of Internet site used by the issuer to disclose information	www.mosenergo.ru
1.8. Name of the printed periodical(s) used by the issuer for the publication of information	Social and political newspaper "Izvestiya", magazine "Supplement to the Bulletin of the FSFM of Russia"

2. Content of Report

Information on decisions passed by the Board of Directors of the joint-stock company

Date when the meeting of the issuer's board of directors (supervisory board) was held:
June 8, 2005
Date of drawing up and number of minutes of the meeting of the board of directors of the issuer:
June 8, 2005, Minutes No. 27
Content of decision passed by the board of directors (supervisory board) of the issuer with respect to one or several of the following matters:
- regarding the early termination of the powers of members of the Management Board of the Company;
the Board of Directors passed the following DECISION:
1. To terminate early the powers of the following members of the Management Board of OAO Mosenergo with effect from June 9, 2005:

- Arkadiy Vyacheslavovich Yevstafiev
- Vladislav Lvovich Nazin
- Igor Timofeevich Goryunov

First name, patronymic, second name: Arkadiy Vyacheslavovich Yevstafiev;
Amount of participation by this person in the charter capital of the joint-stock company, as well as amount of ordinary shares of the joint-stock company owned by this person: no holding;
Amount of participation by this person in the charter capitals of subsidiary and dependent companies of the joint-stock company, as well as amount of ordinary shares of subsidiary and/or dependent companies of the joint-stock company owned by this person: no holding;
Amount of ordinary shares of the joint-stock company and/or its subsidiary and dependent companies that could be acquired by this person as a result of exercising the rights under the options granted to this person by the issuer and/or its subsidiary and dependent companies: no such holding;

First name, patronymic, second name: Vladislav Lvovich Nazin;
Amount of participation by this person in the charter capital of the joint-stock company, as well as amount of the joint-stock company's ordinary shares owned by this person: no holding;
Amount of participation by this person in the charter capitals of subsidiary and dependent companies of the joint-stock company, as well as amount of ordinary shares of subsidiary and/or dependent companies of the joint-stock company owned by this person: no holding;
Amount of ordinary shares of the joint-stock company and/or its subsidiary and dependent companies that could be acquired by this person as a result of exercising the rights under the options granted to this person by the issuer and/or its subsidiary and dependent companies: no such holding;

First name, patronymic, second name: Igor Timofeevich Goryunov;
Amount of participation by this person in the charter capital of the joint-stock company, as well as amount of the joint-stock company's ordinary shares owned by this person: no holding;
Amount of participation by this person in the charter capitals of subsidiary and dependent companies of the joint-stock company, as well as amount of ordinary shares of subsidiary and/or dependent companies of the joint-stock company owned by this person: no holding;
Amount of ordinary shares of the joint-stock company and/or its subsidiary and dependent companies that could be acquired by this person as a result of exercising the rights under the options granted to this person by the issuer and/or its subsidiary and dependent companies: no such holding;

3. Signature		
3.1. First Deputy General Director – Managing Director for Corporate Policy and Property Management	______________ (signature)	D.V. Vasilyev
3.2. Date June 10, 2005	L.S.	

[Moscow #45802 v1]